Scott Galer
Partner
Direct Voice	818.444.4513
Direct Fax	818.444.6313
E-Mail	sgaler@stubbsalderton.com

August 31, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Atrinsic, Inc.
Registration Statement on Form S-3
Filed July 1, 2011
File No. 333-175283
Form 8-K
Filed June 1, 2011
File No. 001-12555

Ladies and Gentlemen:

On behalf of Atrinsic, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated July 28, 2011 (the “Comment Letter”).  Simultaneously with the filing of this letter, the Company is filing Amendment No. 1 on Form S-3 (the “Amended Registration Statement”) to the Registration Statement No. 333-175283 on Form S-3 filed on July 1, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Registration Statement on Form S-3

Prospectus Summary
1.
We note your indication that you have registered the resale of 133% of the shares of common stock underlying the Notes and Warrants. Please note that you may register up to the maximum number of shares that you, in good faith, believe you will issue under the Notes and Warrants. Please revise to remove the additional 33% of shares that you have registered for resale. If additional shares will be authorized by stockholders at a later date or if you wish to increase the number of shares registered for resale at a later date, either due to a decline in the market price of your shares or for any other reason, you must file a new registration statement at the appropriate time. Additional shares cannot be registered by post-effective amendment. See Rule 413 of Regulation C and Compliance and Disclosure Interpretation 139.10 of the Securities Act Section for guidance.

Securities and Exchange Commission
August 31, 2011

RESPONSE:

As requested, the Company has revised the number of shares it is registering for resale to remove the additional 33% of shares of the Company’s common stock that the Company originally registered for resale.  The Company is now registering for resale the following shares which the Company in good faith believes it may issue under the Notes and Warrants:

Shares underlying the Notes

If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion date.  If the Company were to convert at a price of $2.90, it would issue 2,004,655 shares of common stock.  If the Company were to convert at a price of less than $2.90, it would issue more than 2,004,655 shares of common stock.  As the future arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion date is unknown and the Company has historically experienced large volatility in the price of its common stock (the closing price of the Company’s common stock as quoted on the Nasdaq Capital Market has ranged from $2.51 to $4.70 in the thirty trading days prior to the filing of this letter), the Company in good faith believes it may issue up to 2,666,196 shares of common stock underlying the Notes (which represents the number of shares that may be issued in a conversion of the Notes by the Company at a conversion price of approximately $2.17 per share, which corresponds to a market price per share of $2.55).

Shares underlying the Warrants

The Series A Warrants provide that the holders are initially entitled to purchase an aggregate of 2,004,656 shares of common stock at an initial exercise price of $2.90 per share. The Series B Warrants provide that the holders are initially entitled to purchase an aggregate of 1,002,329 shares of common stock at an initial exercise price of $2.93 per share. The Series C Warrants provide that the holders are initially entitled to purchase an aggregate of 952,212 shares of common stock at an initial exercise price of $2.97 per share.  The Company is registering for resale an aggregate of 3,959,199 shares, which is the aggregate number of shares underlying the Series A Warrants, Series B Warrants, and Series C Warrants on their date of issuance.

2.
Where you discuss the terms of the Securities Purchase Agreement and related transactions, please revise to elaborate upon the terms of the convertible notes and warrants to reflect the conversion price of the Notes, the original issue discount associated with the Notes, as well as the repayment and interest terms of the Notes and any other material terms of the securities.

RESPONSE:

The Company in the Amended Registration Statement has elaborated upon the terms of the convertible notes and warrants to reflect the conversion price of the Notes, the original issue discount associated with the Notes as well as the repayment and interest terms of the Notes.  Specifically, the Company has added the following information:

Securities and Exchange Commission
August 31, 2011

Under the heading “Overview”:

“On May 31, 2011, we and certain investors (the selling stockholders hereunder), entered into a Securities Purchase Agreement (the “Purchase Agreement”) and consummated the transactions contemplated thereby simultaneously with the execution thereof (the “Financing”).  Pursuant to the terms of the Purchase Agreement, we sold to the selling stockholders convertible notes in the aggregate original principal amount of $5,813,500 (the “Notes”), which Notes are convertible into shares of our common stock. The Notes were issued with an original issue discount of approximately 9.1%, and the aggregate purchase price of the Notes was $5,285,000. The Notes are not interest bearing, unless we are in default on the Notes, in which case the Notes carry an interest rate of 18% per annum until the applicable default is cured.  As further discussed below, we also agreed to issue to each selling stockholder warrants to acquire shares of common stock, in the form of three warrants: (i) “Series A Warrants,” (ii) “Series B Warrants” and (iii) “Series C Warrants” (collectively, the “Warrants”).”

The Company has amended and restated the information under the heading “About the Offering” to read as follows:

“Description of Notes

The Notes issued in connection with the Financing are initially convertible into shares of common stock at a conversion price of $2.90 per share, provided that if we make certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price paid in the applicable dilutive issuance.   We are required to repay the Notes in six equal monthly installments commencing on December 31, 2011 and ending on May 31, 2012, either in cash or in shares of our common stock. If we choose to utilize shares of our common stock for all or part of the payment, we must make an irrevocable decision to use shares 23 trading days prior to the installment payment date, and the value of our shares will be equal to the lower of the conversion price then in effect or 85% of the arithmetic average of the closing bid prices of our common stock during the 20 trading day period prior to payment of the installment amount (the “Installment Conversion Price”). If we choose to make an installment payment in shares of common stock, we must make a pre-installment payment of shares (the “Pre-Installment Shares”) to the Note holder 21 trading days prior to the applicable installment date based on the value of our shares equal to the lower of the conversion price then in effect or 85% of the arithmetic average of the closing bid prices of our common stock during the 20 trading day period prior to delivery of the Pre-Installment Shares. On the installment date, to the extent we owe a Note holder additional shares in excess of the Pre-Installment Shares to satisfy the installment payment, we will issue such Note holder additional shares, and to the extent we have issued excess Pre-Installment Shares, such shares will be applied to future payments.

If an event of default occurs under the Notes, each Note holder may require us to redeem its Note in cash at the greater of up to 110% of the unconverted principal amount or 110% of the greatest equity value of the shares of common stock underlying such Note holder’s Note from the date of the default until the redemption is completed.

Securities and Exchange Commission
August 31, 2011

The conversion price of each Note is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The convertibility of each Note may be limited if, upon conversion, the holder or any of its affiliates would beneficially own more than 4.9% or 19.9% (as applicable) of our common stock.

Description of Warrants

The Warrants issued in connection with the Financing are convertible into shares of common stock. The Series B Warrants are exercisable immediately after issuance and expire nine months after the date we obtain shareholder approval (discussed below). The Series B Warrants provide that the holders are initially entitled to purchase an aggregate of 1,002,329 shares at an initial exercise price of $2.93 per share.  If we make certain dilutive issuances (with limited exceptions), the exercise price of the Series B Warrants will be lowered to the per share price paid in the applicable dilutive issuance. The number of shares underlying the Series B Warrants will adjust whenever the exercise price adjusts, such that at all times the aggregate exercise price of the Series B Warrants will be $2,936,824.

To the extent we enter into a fundamental transaction (as defined in the Series B Warrants and which include, without limitation, our entering into a merger or consolidation with another entity, our selling all or substantially all of our assets, or a person acquiring 50% of our common stock), we have agreed to purchase the Series B Warrants from the holders at their Black-Scholes value (if a holder so elects to have its Series B Warrant so purchased).

If our common stock trades at a price at least 200% above the Series B Warrants exercise price for a period of 10 trading days at any time after we obtain shareholder approval (discussed below), we may force the exercise of the Series B Warrants if we meet certain conditions.

The Series A and Series C Warrants are exercisable immediately after issuance and have a five year term. The Series A Warrants provide that the holders are initially entitled to purchase an aggregate of 2,004,656 shares at an initial exercise price of $2.90 per share. The Series C Warrants provide that the holders are initially entitled to purchase an aggregate of 952,212 shares at an initial exercise price of $2.97 per share. If on the expiration date of the Series B Warrants, a holder of such warrant has not exercised such warrant for at least 80% of the shares underlying such warrant, we have the right to redeem from such holder its Series C Warrant for $1,000 under certain circumstances.

If we make certain dilutive issuances (with limited exceptions), the exercise price of the Series A and Series C Warrants will be lowered to the per share price paid in the applicable dilutive issuance. The number of shares underlying the Series A Warrants and the Series C Warrants will adjust whenever the exercise price adjusts, such that at all times the aggregate exercise price of the Series A Warrants and Series C Warrants will be $5,813,502 and $2,828,070, respectively.

To the extent we enter into a fundamental transaction (as defined in the Series A and Series C Warrants and which include, without limitation, our entering into a merger or consolidation with another entity, our selling all or substantially all of our assets, or a person acquiring 50% of our common stock), we have agreed to purchase the Series A and Series C Warrants from the holder at their Black-Scholes value (if a holder so elects to have its Series A Warrant or Series C Warrant so purchased).

Securities and Exchange Commission
August 31, 2011

The exercise price of all the Warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The exercisability of the Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.9% or 19.9% (as applicable) of our common stock. The Notes may not be converted and the Warrants may not be exercisable if the total number of shares that would be issued would exceed 19.99% of our common stock on the date the Purchase Agreement was executed prior to our receiving shareholder approval (as discussed below).

Description of Security Agreement

We and our subsidiaries, New Motion Mobile, Inc. and Traffix, Inc. entered into a security agreement (“Security Agreement”) with the selling stockholders pursuant to which we granted each of the selling stockholders a security interest in all of our assets securing our obligations under the Notes. In addition, New Motion Mobile, Inc. and Traffix, Inc. executed guaranties (each, a “Guaranty”) with each selling stockholder pursuant to which such subsidiaries guarantee our obligations under the Notes.

Description of Registration Rights Agreement

In connection with the Financing, we also entered into a registration rights agreement (“Registration Rights Agreement”) with the selling stockholders pursuant to which, among other things, we agreed to register the resale of 133% of the shares of common stock underlying the Notes and Warrants. We agreed to file a registration statement by June 30, 2011 and to the extent we fail to file the registration statement on a timely basis or if the registration statement is not declared effective within 90 days after the closing of the transaction (120 days if reviewed by the Securities and Exchange Commission), we agreed to make certain payments to the selling stockholders.  The registration statement of which this prospectus is a part is being filed to satisfy the foregoing obligations.

Shareholder Approval; Other Covenants in Purchase Agreement

In the Purchase Agreement, we have agreed to, among other things, (i) subject to certain exceptions, not issue any securities for a period beginning on May 31, 2011 to the date that is 30 trading days from the date on which the resale by the selling stockholders of all registrable securities (as defined in the Registration Rights Agreement) is covered by one or more registration statements, (ii) not to enter into a variable rate transaction at any time while the Notes are outstanding, (iii) for a period of one year from the date of the Purchase Agreement, to allow the selling stockholders to participate in future financing transactions; and (iv) to hold a shareholder meeting by August 15, 2011 to approve, among other matters, the issuance of greater than 19.99% of our shares of common stock pursuant to the Notes and upon exercise of the Warrants and to approve any change of control and/or other matter requiring approval which results from the issuance of our shares of common stock pursuant to the Notes and upon exercise of the Warrants.  The Company intends to hold its shareholder meeting as promptly as practicable.

Securities and Exchange Commission
August 31, 2011

Use of Prospectus

This prospectus may be used only in connection with the resale by the selling stockholders of up to 6,625,395 shares of our common stock.  We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders pursuant to this prospectus.  On August 31, 2011, we had 6,330,778 shares of our common stock outstanding, which excludes 681,509 shares held in treasury.”

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

RESPONSE:   Please see the below addressing (i) payments by the Company and (ii) net proceeds and total possible payments in connection with the sale of Series A warrants, Series B warrants and Series C warrants (the “Warrants”) and the Notes (the “Transaction”).

(i)          Payments by the Company.  The Company has made payments in connection with the Transaction as set out in the table below.

Party	Payments in Cash	Other Payments
Iroquois Master Fund Ltd.	$60,000	None

More specifically, the Company has made, or will make, payments to:

(a)         Selling shareholders: Other than as described below, the Company has not made any payments to the selling shareholders, and the Company is not required to make any payments to the Selling Shareholders apart from (i) the repayment of principal (the notes do not bear interest as they were issued at a 9.1% original discount), and (ii) in the event of default on the notes, an interest payment equal to 18% per annum during the term of the default.

Securities and Exchange Commission
August 31, 2011

•      as set out in Section 4(g) of the Securities Purchase Agreement governing the Transaction, the Company is required to pay $60,000 to Iroquois Master Fund Ltd., a selling stockholder, to cover the legal fees and expenses of Iroquois Master Fund Ltd., all of which was paid at the time of the Transaction.

(b)        Persons related to selling shareholders: The Company has not made payments to any person related to a selling shareholder in regards to the Transaction and the registration of the underlying shares.

(c)         Persons with whom the selling shareholders had a contractual relationship: The Company has not made any payments to any person with whom the selling shareholders had a contractual relationship in regards to the Transaction.

(ii)         Net proceeds and total possible payments.  The gross proceeds from the Transaction were $5,285,000, of which $4,716,000 was received in cash.  The Company applied a $535,000 Demand Promissory Note against the gross proceeds, and $35,000 of fees owed to Iroquois Master Fund Ltd.  In addition to these payments netted from the gross proceeds, the Company paid (i) an additional $25,000 in fees to Iroquois Master Fund Ltd, (ii) $88,000 in legal fees to Stubbs Alderton & Markiles, LLP, counsel to the Company, (iii) a fee of $40,000 and expenses of approximately $85,000 to Asia Pacific Capital, a consultant to the Company, and (iv) a fee of approximately $167,250 and expenses of approximately $10,600 to Wedbush Securities, Inc., a consultant to the Company, resulting in net cash proceeds to the Company of $4,299,150.  All amounts due on the notes are due within, or on, one year of their issuance and, barring any penalties for late payments and/or other defaults, total $5,813,500.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount, if any, for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

Securities and Exchange Commission
August 31, 2011

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, we note that the conversion price per share is fixed unless and until the average closing bid price approximates $3.40 during the 20 trading day period prior to payment of installments on the Note, at which point the conversion price per share drops to the lesser amount. We also note the original issue discount that was applied to the Notes at the time of issuance.

RESPONSE:  The total potential profit that the Note holders could realize depends on several factors, including whether (i) the Note holders are repaid in cash, (ii) the Note holders elect to convert the Note and (iii) the Company elects to convert the Note.

(i)	Repayment in Cash.

Assuming that all payments on the Notes are made in cash, the Note holders will make a profit of 9.1% on their investment as that is the amount of the original issue discount contained in the face amount of the Notes and there is no interest on the Notes.

(ii)	Repayment by Conversion at Note Holders’ Election.

The Notes are initially convertible into shares of common stock at a conversion price of $2.90 per share, provided that if the Company makes certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price paid in the applicable dilutive issuance.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Note holders’ conversion at a conversion price of $2.90 (assuming that the Note holders are able to sell all of those shares at that market price and not including any profit from the original issue discount):

Securities and Exchange Commission
August 31, 2011

	Market Price/Conversion Price
	$	<2.90	$3.10	$3.30	$3.50	$$3.70	$3.90
% Profit	<0%		6.9%	13.8%	20.7%	27.6%	34.5%
Total shares underlying converted notes		2,004,655	2,004,655	2,004,655	2,004,655	2,004,655	2,004,655
Total Market Price of Shares Underlying Convertible Notes		$5,813,500	$6,214,431	$6,615,362	$7,016,293	$7,417,224	$7,818,155
Total Conversion Price of Shares Underlying Convertible Notes		$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500
Total Profit or Total Discount to Market Price		$0	$400,931	$801,862	$1,202,793	$1,603,724	$2,004,655

(iii)	Repayment by Conversion at Company’s Election.

If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  The following table sets out the potential profit to the Note holders at different market prices at the time of the Company’s conversion (assuming (a) that the market price and the applicable average of the volume-weighted average prices are the same, (b) that the Company is eligible to convert and (c) the Note holders are able to sell all of those shares at that market price and not including any profit from the original issue discount):

Securities and Exchange Commission
August 31, 2011

Market Price	$2.50	$2.70	$2.90	$3.10	$3.30	$3.41
Conversion Price	$2.13	$2.30	$2.47	$2.64	$2.81	$2.90
% Profit	17.6%	17.6%	17.6%	17.6%	17.6%	17.6%
Total shares underlying converted notes	2,735,765	2,533,116	2,358,418	2,206,262	2,072,550	2,005,693
Total Market Price of Shares Underlying Convertible Notes	$6,839,413	$6,839,413	$6,839,412	$6,839,412	$6,839,415	$6,839,413
Total Conversion Price of Shares Underlying Convertible Notes	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500	$5,813,500
Total Profit or Total Discount to Market Price	$1,025,912	$1,025,913	$1,025,912	$1,025,912	$1,025,915	$1,025,913

The profit to the Note holders at any price above $3.41 are the same as in (ii) above.

There are provisions in the Notes that could change the conversion price, namely full-ratchet adjustments upon the issuance of securities at a per share price of less than $2.90.   The Company neither intends to enact nor anticipates such a share issuance that would trigger an adjustment to the conversion price.

Explanation of why profits on conversion may differ in a Company election versus a Note holder election

The profits on the conversion of the Notes at the Company’s election and at a Note holder’s election at the same market price may differ because the conversion prices can be different.  Conversion at the Note holder’s election is based on a fixed price ($2.90), and conversion at the Company’s election is based on the lower of the fixed price ($2.90) or a price equal to 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  For conversions at the Company’s election, the price is always lower than the $2.90 fixed price when the market price/average of the volume-weighted average prices is below approximately $3.41.  Above that market price/average of the volume-weighted average prices, the conversion price (and percentage profit) at both the Company’s and Note holder’s election will be the same, $2.90. The below provides more detail and hypothetical examples.

Securities and Exchange Commission
August 31, 2011

(i)           Conversion at Holder’s Election. If a Note holder elects to convert, the conversion price is $2.90.  We provided the information in the above table for the conversion at the Note holder’s election assuming that the Note holder is able to sell all of those shares at the market price.

With a market price of $3.10, a hypothetical conversion of $1,000 at $2.90 would result in the Company issuing 335 shares to the Note holder. A Note holder selling all 335 shares at $3.10 would gross $1,069.50.  That is a profit of $69.50 on a $1,000 conversion, or a 6.95% profit (which differs slightly from the percentage in the above table due to rounding).

(ii)          Conversion at Company’s Election. If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  We provided the information in the above table for the repayment at the Company’s election assuming that (a) the market price and the applicable average of the volume-weighted average prices are the same and (b) the Note holders are able to sell all of those shares at that market price.

As such, if the market price (and the applicable average of the volume-weighted average prices) is $3.10, the conversion price will be $2.635 (85% of $3.10). A hypothetical conversion of $1,000 at $2.635 would result in the Company issuing 380 shares. A Note Holder selling all 380 shares at $3.10 would gross $1,178.00.  That is a profit of $178.00 on a $1,000 conversion, or a 17.8% profit (which differs slightly from the percentage in the above table due to rounding).

Explanation of why percentage profit remains the same regardless of the market price of the Company’s stock in a conversion at the Company’s election

As noted, the conversion price for conversion at the Company’s election is the lesser of (a) $2.90 or (b) 85% of the arithmetic average of the closing bid prices of the Company’s common stock during the 20 trading day period prior to the applicable conversion.  As 85% of $3.412 is $2.90, anytime the average of the volume-weighted average prices exceeds $3.412, the fixed price of $2.90 will be used for conversion at the Company’s election as that will be the lower conversion price. When the fixed conversion price is used for conversions at the Company’s election, it will result in the same percentage profit as when the fixed conversion price is used for conversions at the Note Holder’s election.

As for conversions at the Company’s election when the average of the volume-weighted average prices is below $3.412, the percentage is fixed at 17.647% as long as the Note holder can sell all shares received in the conversions at the market price.  For a conversion of $85 below a stock price of $3.412, the Note Holder will get $100 of stock, which is a $15 profit on an $85 conversion.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three above;

Securities and Exchange Commission
August 31, 2011

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to the comment immediately above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:  Please see the table below providing the requested information.

Gross Proceeds	$5,285,000
Required Payments (made or to be made in connection with the financing)	$450,850
Resulting Net Proceeds to Issuer	$4,834,150
Total possible profit resulting from conversion discount upon Company conversion (excluding original issue discount) with a market price of approximately $3.41 or less (above $3.41, there is no conversion discount).	$1,025,912

As a percentage, the total amount of all possible payments as disclosed in response to comment three ($450,850) and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four ($1,025,912)(assuming a Company conversion at a market price of $2.90 per share) divided by the gross proceeds to the issuer from the sale of the convertible notes ($5,285,000) is 27.9%, or 2.3% per month that the notes are outstanding based on the 12 month period of the notes.

6.
Please disclose whether the company has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the notes and whether you know if you plan to make cash or stock payments to satisfy the installments due.

Response:

The Company does not currently have enough cash to make all of the payments due on the Notes and does not anticipate sufficient cash flow from operations that will enable it to repay the Notes.  Therefore, the Company currently intends to repay the Notes through the issuance of shares of its common stock.  However, this intention may change depending on the Company’s finances at the time of the applicable payment date and the Company’s stock price on the applicable payment date.

Securities and Exchange Commission
August 31, 2011

Selling Stockholders, page 19

7.
Please identify in the footnotes to the selling stockholder table the natural person(s) who exercise voting and/or investment control over the securities held by all the entities reflected in the table. For guidance, please see 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response:

In the Amended Registration Statement, the Company has identified in the footnotes to the selling stockholder table the natural person(s) who exercise voting and/or investment control over the securities held by all the entities reflected in the table.

8.
Please clarify whether any of your selling stockholders are broker-dealers or an affiliate of a broker-dealer. If any of the selling stockholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.  However, broker dealers and their affiliates who received securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling stockholders are affiliates of registered broker-dealers, please revise to disclose the following:

•          that the selling stockholders purchased in the ordinary course of business; and

•          that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholders are unable to make these representations, please state that they are underwriters.

Response:

To the Company’s knowledge, none of the selling stockholders are broker-dealers or an affiliate of a broker-dealer.

9.
Please disclose whether — based on information obtained from the selling stockholders any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling stockholder entered into that short position; and

Securities and Exchange Commission
August 31, 2011

•
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the applicable transaction and the filing of the registration statement (e.g., before or after the announcement of the transaction, before the filing or after the filing of the registration statement, etc.).

Response:

On the date of the Transaction each of the selling shareholders represented that from the date it began negotiating with the Company for the purchase of the Notes and Warrants through the sale of the same that it had not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales as defined by Rule 200 promulgated under Regulation SHO under the 1934 Act).  Since then, the Company does not know whether the selling shareholders have acquired a short position in the Company's common stock.

Information Incorporated by Reference, page 24

10.	Please clarify the filing date for the Form 8-K referenced in the third bullet point of this section. It appears this Form 8-K was filed on July 1, 2011.

Response:

The filing date for the Form 8-K is June 30, 2011, according to the EDGAR system.

Item 17. Undertakings, page 11-2

11.
Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Please see Question 229.01 in the Compliance and Disclosure Interpretations relating to the Securities Act Rules, located at our website.

Response:

The Company has provided the required undertaking in its Amended Registration Statement.

Form 8-K filed on June 1, 2011

12.	Please provide a complete and fully executed version of Exhibit 10.1 which includes the Schedule of Buyers.

Response:

The Company has provided a complete and fully executed version of Exhibit 10.1 in the Amended Registration Statement.

Securities and Exchange Commission
August 31, 2011

We hope the above is responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at (818) 444-4513.

Sincerely,
/s/ Scott Galer
Scott Galer